Exhibit 99.1

FERRARI N.V. ANNOUNCES FINAL RESULTS OF THE CASH TENDER OFFER ON EURO NOTES

Maranello, Italy 14 July 2023 - Ferrari N.V. (NYSE/EXM: RACE) (Ferrari or the Company) hereby announces the final results of its invitation to eligible holders (subject to the offer restrictions referred to in the Tender Offer Memorandum (as defined below)) of the Company’s outstanding €650,000,000 1.500 per cent. Notes due 27 May 2025 (ISIN: XS2180509999) (the Notes) to tender their Notes for purchase by the Company for cash (the Offer).

The Offer was announced on 6 July 2023 and was made on the terms and subject to the conditions set out in the tender offer memorandum dated 6 July 2023 (the Tender Offer Memorandum).

Capitalised terms used in this announcement but not defined have the meanings given to them in the Tender Offer Memorandum.

The Offer expired at 5.00 p.m. (Rome time) on 13 July 2023.

The Company hereby announces that it accepts for purchase valid tenders of the Notes pursuant to the Offer for an aggregate nominal amount of €199,037,000.

The Company will accept for purchase Notes validly tendered pursuant to the Offer in full, without pro rata scaling.

The following table sets out the final results in respect of the Notes. No further announcements of results are expected to be made.

Description of the Notes	ISIN	Aggregate nominal amount of Notes accepted for purchase	Nominal amount outstanding after the Settlement Date	Interpolated Mid-Swap Rate	Purchase Spread	Purchase Yield	Purchase Price
€650,000,000 1.500 per cent. Notes Due 27 May 2025	XS2180509999	€199,037,000	€450,963,000	3.861%	-10 bps.	3.761%	96.011%

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977

The total amount that will be paid to each Noteholder on the Settlement Date for the Notes accepted for purchase from such Noteholder will be an amount (rounded to the nearest €0.01, with €0.005 rounded upwards) equal to the sum of:

a)the product of (i) the aggregate nominal amount of the Notes of such Noteholder accepted for purchase from such Noteholder pursuant to the Offer and (ii) the Purchase Price; and

b)the Accrued Interest Payment on such Notes.

The expected Settlement Date for the Offer is 18 July 2023.

Further Information

Questions and requests for assistance in connection with the Offer may be directed to:

Dealer Managers
Banco Santander, S.A. Ciudad Grupo Santander Avenida de Cantabria s/n 28660 Boadilla del Monte Madrid, Spain Attention: Liability Management Email: LiabilityManagement@GrupoSantander.com	BNP Paribas 16, boulevard des Italiens 75009 Paris France Telephone: +33 1 55 77 78 94 Attention: Liability Management Group Email: liability.management@bnpparibas.com
Citigroup Global Markets Limited Citigroup Centre Canada Square London E14 5LB Telephone: +44 20 7986 8969 Attention: Liability Management Group Email: liabilitymanagement.europe@citi.com
Questions and requests for assistance in connection with the delivery of Tender Instructions including requests for a copy of the Tender Offer Memorandum may be directed to the Tender Agent.

Tender Agent
Kroll Issuer Services Limited
The Shard
32 London Bridge Street
London SE1 9SG
United Kingdom

Telephone: +44 (0)20 7704 0880
Attention: Arlind Bytyqi
Email: ferrari@is.kroll.com
Website: https://deals.is.kroll.com/ferrari

DISCLAIMER This announcement must be read in conjunction with the Tender Offer Memorandum and the announcement published on 6 July 2023. No offer or invitation to acquire any securities is being made pursuant to this announcement. The distribution of this announcement and the Tender Offer Memorandum in certain jurisdictions may be restricted by law. Persons into whose possession this announcement and/or the Tender Offer Memorandum come are required by each of the Company, the Dealer Managers and the Tender Agent to inform themselves about, and to observe, any such restrictions.
None of the Dealer Managers, the Tender Agent and any of their respective directors, officers, employees, agents or affiliates assumes any responsibility for the accuracy or completeness of the information concerning the Offer, the Company, any of its affiliates or the Notes contained in this announcement or in the Tender Offer Memorandum. None of the Company, the Dealer Managers, the Tender Agent and any of their respective directors, officers, employees, agents or affiliates of such person, is acting for any Noteholder, or will be responsible to any Noteholder for providing any protections which would be afforded to its clients or for providing advice in relation to the Offer, and accordingly none of the Dealer Managers, the Tender Agent and any of their respective directors, officers, employees, agents or affiliates assumes any responsibility for any failure by the Company to disclose information with regard to the Company or the Notes which is material in the context of the Offer and which is not otherwise publicly available.

NOT FOR DISTRIBUTION IN OR INTO OR TO ANY PERSON LOCATED OR RESIDENT IN THE UNITED STATES, ITS TERRITORIES AND POSSESSIONS (INCLUDING PUERTO RICO, THE U.S. VIRGIN ISLANDS, GUAM, AMERICAN SAMOA, WAKE ISLAND AND THE NORTHERN MARIANA ISLANDS), ANY STATE OF THE UNITED STATES OR THE DISTRICT OF COLUMBIA OR TO ANY U.S. PERSON.
Ferrari

Ferrari is among the world’s leading luxury brands focused on the design, engineering, production and sale of the world’s most recognizable luxury performance sports cars. Ferrari brand symbolizes exclusivity, innovation, state-of-the-art sporting performance and Italian design. Its history and the image enjoyed by its cars are closely associated with its Formula 1 racing team, Scuderia Ferrari, the most successful team in Formula 1 history. From the inaugural year of Formula 1 World Championship in 1950 through the present, Scuderia Ferrari has won 242 Grand Prix races, 16 Constructors’ World titles and 15 Drivers’ World titles. Ferrari designs, engineers and produces its cars in Maranello, Italy, and sells them in over 60 markets worldwide.

Forward-looking statements

This announcement contains forward-looking statements. These statements may include terms such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “continue”, “on track”, “successful”, “grow”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, “guidance” or similar terms. Forward-looking statements are not guarantees of future performance. Rather, they are based on the Group’s current expectations and projections about future events and, by their nature, are subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in such statements as a result of a variety of factors described in the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Group” in the Company’s annual and quarterly reports filed with the U.S. Securities and Exchange Commission, which are available on Ferrari’s website (https://www.ferrari.com/en-EN/corporate).

The Group expressly disclaims and does not assume any liability in connection with any inaccuracies in any of the forward-looking statements in this announcement or in connection with any use by any third party of such forward-looking statements. Any forward-looking statements contained in this announcement speak only as of the date of this announcement and the Company does not undertake any obligation to update or revise publicly forward-looking statements. Further information concerning the Group and its businesses, including factors that could materially affect the Company’s financial results, is included in the Company’s reports and filings with the U.S. Securities and Exchange Commission, the AFM and CONSOB.

For more information contact:

tel.: +39 0536 949337
Email: media@ferrari.com
www.ferrari.com

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